SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

MAY 27, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI ANNOUNCES THAT TRANS-SIBERIAN GOLD SHAREHOLDERS HAVE APPROVED THE REVISED TERMS FOR THE SECOND SUBSCRIPTION.



AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

AGA44.05

27 May 2005

TRANS-SIBERIAN GOLD SHAREHOLDERS APPROVE REVISED TERMS FOR THE SECOND SUBSCRIPTION BY ANGLOGOLD ASHANTI

AngloGold Ashanti Limited ("AngloGold Ashanti") is pleased to report that shareholders of Trans-Siberian Gold plc ("TSG") have approved the revised terms for the second share subscription by AngloGold Ashanti in TSG, which terms were set out in the announcement dated 28 April 2005.

Consequently, AngloGold Ashanti will subscribe for 6,131,585 new ordinary shares in TSG at a price of £1.30 per share for an aggregate consideration of £7,971,060.50. It is anticipated that the second subscription will be completed on 31 May 2005.

Upon completion of the second subscription AngloGold Ashanti's aggregate shareholding in TSG will be 29.9%.

Ends

Queries

	Tel:	Mobile	E-mail:
South Africa			
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Ghana			
John Owusu	+233 (21) 778 168	+233 (24) 322 026	john.owusu@ashantigold.com
USA			
Charles Carter	Toll Free 800 417 9255	+ 1 212 750 7999	cecarter@AngloGoldAshanti.com
Australia			
Andrea Maxey	+ 61 8 9425 4604	+ 61 438 001 393	amaxey@AngloGoldAshanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   MAY 27, 2005   By: /s/ C R BULL

                                             Name: C R Bull
                                             Title: Company Secretary